As filed with the Securities and Exchange Commission on September 21, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MSC INCOME FUND, INC.
(Name of Subject Company (Issuer))

MSC INCOME FUND, INC.
(Names of filing Persons (Offeror and Issuer))

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

55374X109
(CUSIP Number of Class of Securities)

Dwayne L. Hyzak
Chief Executive Officer
MSC Income Fund, Inc.
1300 Post Oak Boulevard, 8th Floor
Houston, Texas 77056
Telephone: (713) 350-6000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Jason B. Beauvais
General Counsel and Chief Compliance Officer
MSC Income Fund, Inc.
1300 Post Oak Boulevard, 8th Floor
Houston, Texas 77056

Harry S. Pangas
Dechert LLP
1900 K Street, NW
Washington, DC 20006-1110
________________

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
    ☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to the offer by MSC Income Fund, Inc. (the “Company”), an externally managed, non-diversified, closed-end management investment company incorporated in Maryland that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended, to purchase shares of its issued and outstanding common stock, par value $0.001 per share, at the net asset value per share as of November 1, 2023 (the “Purchase Price”). The number of shares available to be repurchased is dependent upon the Purchase Price. By way of example, if calculated as of the date of this filing using the Company’s net asset value per share as of August 1, 2023 (which was the date of the Company’s most recently published net asset value per share), the Purchase Price would be $7.74 per share. The net asset value per share as of November 1, 2023 may be higher or lower than such amount.

The Company’s offer pursuant to this Tender Offer Statement on Schedule TO is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 21, 2023 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to this Tender Offer Statement on Schedule TO as Exhibits 99(a)(1)(A) and 99(a)(1)(B), respectively. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Items 1 through 11.

The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits 99(a)(1)(A) and 99(a)(1)(B), respectively, is incorporated by reference in answer to Items 1 through 11 of this Tender Offer Statement on Schedule TO.

Item 12. Exhibits.

EXHIBIT NO.	DESCRIPTION
99(a)(1)(A)	Offer to Repurchase, dated September 21, 2023
99(a)(1)(B)	Form of Letter of Transmittal
99(a)(1)(C)	Form of Notice of Withdrawal
99(a)(1)(D)	Stockholder Letter and Summary Advertisement, dated September 21, 2023
107	Filing Fee Table

Item 13. Information Required By Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	September 21, 2023	MSC INCOME FUND, INC.

		By:	/s/ Cory E. Gilbert
		Name:	Cory E. Gilbert
		Title:	Chief Accounting Officer and Assistant Treasurer